UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                   SEC File Number
                                                                    000-21909
                                                                 ---------------
                           NOTIFICATION OF LATE FILING
                                                                 CUSIP Number
                                                                    724251 10 3
                                                                 ---------------

(Check One):  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
              [ ] Form 10-Q [ ] Form N-SAR

              For Period Ended:  December 31, 1998
                                 -----------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

              Form the Transition Period Ended:
                                                -----------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Piranha Interactive Publishing, Inc.
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Full Name of Registrant

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Former Name if Applicable

1839 West Drake, Suite B
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Address of Principal Executive Office (Street and Number)

Tempe, Arizona 85283
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attached Explanation.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Nina Lopez Gordian, Esq.           (212)                 872-9881
     ------------------------        -----------        ------------------
             (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                                               [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached Explanation.


                      PIRANHA INTERACTIVE PUBLISHING, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1999        By  /s/ Keith P. Higginson, Chief Financial Officer
--------------------------------------------------------------------------------

                                  EXPLANATIONS


ANSWER TO PART III

The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 1998 without unreasonable effort or expense because its independent accountants are unable to complete their audit of the registrant's financial statements. The registrant's accountants are currently waiting for informational verifications from third parties which are essential for them to complete their audit procedures.

ANSWER TO PART IV (3)

The company anticipates that net revenues for the year December 31, 1998 may reach $3.3 million, subject to any final audit adjustments incorporated into the financial statements. This compares to only approximately $125,000 for the year ending December 31, 1997. This rise in net revenues is due primarily to the launch of seven new software products in 1998. As a result of this rise in net revenues, subject to any final audit adjustments, the Company expects to reduce its net loss in 1998 by as much as $500,000 from a 1997 net loss of approximately $2.4 million.

                       INDEPENDENT ACCOUNTANTS' STATEMENT


Piranha Interactive Publishing
1839 West Drake, Suite B
Tempe, Arizona 85283


Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Piranha Interactive Publishing on or about April 1, 1999, which contains notification of the registrant's inability to file its Form 10-KSB by March 31, 1999. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1998, to be included in Form 10-KSB.


Very truly yours,


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Phoenix, Arizona
April 1, 1999